SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.4)*


                               XCEL BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64111Y107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2011
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.(In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: CHRISTOPHER D. JOHNSON*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: RUSSELL SMITH*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

--------------------------------------------------------------------------------
CUSIP No. 64111Y107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  10,031 shares of Common Stock*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        10,031 shares of Common Stock*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,031 shares of Common Stock*
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.17%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

Item 1(a).  Name of Issuer: Xcel Brands, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            475 Tenth Ave, 4th Floor, New York, New York 10018

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)*

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company,
            Valens   Capital  Management,  LLC,  a  Delaware  limited  liability company, Valens Offshore SPV I, Ltd., a Cayman Islands company, Valens Offshore SPV II, Corp., a Delaware corporation, Christopher
            D. Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (in Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates, Ltd., both Cayman Islands registered companies. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (in Liquidation) and the disposition of its assets, including the securities owned by the Laurus Master Fund, Ltd. (in Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (in Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Valens Capital Management, LLC manages each of Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (in Liquidation) (subject to the oversight and preapproval rights of the Joint
            Official Liquidators), Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp., reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (in Liquidation). Information related to each of the Joint Official Liquidators, Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            875 Third Avenue, 3rd Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Class A Common Stock

Item 2(e).  CUSIP Number: 64111Y107

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 10,031 shares of Common Stock*

            (b)   Percent of Class: 0.17%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 10,031 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        10,031 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------

      *Based on 5,742,942 shares of the common stock, par value $0.001 per share (the "Shares") of Xcel Brands, Inc., a Delaware corporation (the "Company") outstanding as of November 3, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 31, 2011. As of December 31, 2011, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF SPV I") and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund and VOFF SPV I, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant") to acquire 1,065 Shares at an exercise price of $0.53 per Share, subject to certain adjustments, and (ii) 8,966 Shares. The Warrant contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon 75 days' prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Russell Smith of BDO CRI (Cayman) Ltd. and Christopher D. Johnson of Chris Johnson Associates Ltd., both Cayman Islands registered companies. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to certain oversight and pre-approval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. VOFF SPV I and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), VOFF SPV I and VOFF SPV II reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   January 31, 2012
                                               ---------------------------------
                                               Date

                                               LAURUS MASTER FUND, LTD.
                                               (In Liquidation)

                                               /s/ Russell Smith
                                               ---------------------------------
                                               Russell Smith
                                               Joint Official Liquidator (for
                                               the account of Laurus Master
                                               Fund, Ltd. and with no personal
                                               liability)

APPENDIX A


A.    Name:                       Laurus Capital Management, LLC,
                                  a Delaware limited liability company

      Business Address:           875 Third Avenue, 3rd Floor
                                  New York, New York 10022

      Place of Organization:      Delaware

B.    Name:                       Valens Capital Management, LLC,
                                  a Delaware limited liability company

      Business Address:           875 Third Avenue, 3rd Floor
                                  New York, New York 10022

      Place of Organization:      Delaware


C.    Name:                       Valens Offshore SPV I, Ltd.,
                                  a Cayman Islands company

                                  c/o Valens Capital Management, LLC
      Business Address:           875 Third Avenue, 3rd Floor
                                  New York, New York 10022

      Place of Organization:      Cayman Islands

D.    Name:                       Valens Offshore SPV II, Corp.,
                                  a Delaware corporation

                                  c/o Valens Capital Management, LLC
      Business Address:           875 Third Avenue, 3rd Floor
                                  New York, New York 10022

      Place of Organization:      Delaware

E.    Name:                       Eugene Grin
      Business Address:           875 Third Avenue, 3rd Floor
                                  New York, New York 10022

      Principal Occupation:       Principal of Laurus Capital Management, LLC
                                  Principal of Valens Capital Management, LLC

      Citizenship:                United States

F.    Name:                       David Grin

      Business Address:           875 Third Avenue, 3rd Floor
                                  New York, New York 10022

      Principal Occupation:       Principal of Laurus Capital Management, LLC
                                  Principal of Valens Capital Management, LLC

      Citizenship:                United States and Israel

G.    Name:                       Christopher D. Johnson

      Business Address:           Elizabethan Square, 80 Shedden Road, George
                                  Town, Grand Cayman, Cayman Islands KY1-1104

      Principal Occupation:       Managing Director, Chris Johnson Associates
                                  Ltd.

      Citizenship:                United Kingdom and Cayman Islands


H.    Name:                       Russell Smith

      Business Address:           Governors Square, 23 Lime Tree Bay Avenue,
                                  Grand Cayman, Cayman Islands KY1-1205

      Principal Occupation:       Director, BDO CRI (Cayman) Ltd.

      Citizenship:                United Kingdom

Each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Christopher D. Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
January 31, 2012


Valens Capital Management, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By Valens Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
---------------------------------
Eugene Grin
Authorized Signatory
January 31, 2012


/s/ Christopher D. Johnson
---------------------------------
Christopher D. Johnson, on his individual behalf
January 31, 2012


/s/ Russell Smith
---------------------------------
Russell Smith, on his individual behalf
January 31, 2012


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
January 31, 2012


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
January 31, 2012